Exhibit 99.1

FANGDD ANNOUNCES US$8.0 MILLION REGISTERED DIRECT OFFERING

SHENZHEN, China, July 17, 2023 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a customer-oriented PropTech company in China, today announced that it has entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors for the issuance and sale by the Company in a registered direct offering of 11,428,565 American Depositary Shares, or ADSs, at a purchase price of US$0.70 per ADS, and regular warrants to purchase up to an aggregate of 11,428,565 ADSs.

Maxim Group, LLC is acting as the sole placement agent in connection with this offering.

The regular warrants to be issued have an exercise price of US$0.77 per ADS, which is subject to downwards adjustment pursuant to the terms thereof, and will be immediately exercisable until five years following issuance. The Company has also agreed to issue to investors reset warrants that permit cashless exercise on the 45th trading day following the date of the Purchase Agreement (such 45 trading day period, the “Measurement Period”) into a number of ADSs equal to the difference between (i) the quotient obtained by dividing (a) such investor’s subscription amount by (b) the greater of (A) the average of the five lowest volume-weighted average prices of the ADSs during the Measurement Period and (B) US$0.20, and (ii) the number of ADSs issued to such investor at the closing and if applicable, on the 15th and 30th trading days during the Measurement Period.

The closing of the offering is expected to occur on or about July 19, 2023, subject to satisfaction of closing conditions. The gross proceeds from the offering are expected to be approximately US$8.0 million. FangDD intends to use the net proceeds for general corporate purposes. Additional information regarding this offering and the Purchase Agreement will be included in a current report on Form 6-K to be furnished by the Company to the U.S. Securities and Exchange Commission (the “SEC”).

The securities described above will be offered by the Company pursuant to an effective “shelf” registration statement on Form F-3 (File No. 333-267397) previously filed with the SEC on September 13, 2022 and declared effective by the SEC on September 29, 2022. The securities may be offered only by means of a written prospectus and prospectus supplement that form a part of the registration statement. The prospectus supplement and accompanying prospectus contain important information relating to this offering. The prospectus supplement will be filed with the SEC and will be made available on the SEC’s website at http://www.sec.gov, or may be obtained, when available, by contacting the Company at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, the PRC, or by email at ir@fangdd.com.

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com